Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

• Company Name: Shanghai POSCO E&C Real estate development co., Ltd.
- Total Asset (KRW): 182,637,686,560
- Total Shareholders’ Equity (KRW): 126,424,904,860
- Total Liabilities (KRW): 56,212,781,700
- Capital Stock (KRW): 95,369,858,326

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 107